Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 31 May 2010

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Dealing in securities by a director of a major
            subsidiary of Sasol during May 2010

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
 Share codes: JSE : SOL   NYSE : SSL
 ISIN codes: ZAE000006896   US8038663006
("Sasol" or "the company")

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of Sasol:

Director	P B de Wet
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	13 May 2010
Option offer date	10 September 2003
Option offer price	R89,50
Exercise date	12 September 2003
Exercise price	R87,75
Number of shares	1 900
Class of shares	Ordinary no par value
Nature of transaction	Purchase of shares on-market pursuant to implementation of options
Total purchase price	R170 050,00
Nature and extent of director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

```
Director                       P B de Wet
Subsidiary                     Sasol Synfuels (Pty) Limited
Date transaction effected      13 May 2010
Option offer date              17 October 2003
Option offer price             R90,00
Exercise date                  28 October 2003
Exercise price                 R89,05
Number of shares               2 100
Class of shares                Ordinary no par value
Nature of transaction          Purchase of shares on-market
                               pursuant to implementation of
                               options
Total purchase price           R189 000,00
Nature and extent of           Direct beneficial
director's interest
Clearance given in terms of    Yes
paragraph 3.66
```

17 May 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 May 2010   By: /s/ N L Joubert
                                                               Name: Nereus Louis Joubert
                                                               Title: Company Secretary